FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 14, 2016

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

14 April 2016

Allotment and Issue of New Ordinary Shares

The Royal Bank of Scotland Group plc (the "Company") announces the allotment and issue of 37,569,011 new ordinary shares (the "New Ordinary Shares") of the Company at a subscription price of 226.2503 pence per New Ordinary Share. The shares have been sold in the market. The subscription price was determined by reference to the average market price during a period since the Company's Full Year 2015 results on 26 February 2016.

The shares being issued are for the purposes of partly neutralising the impact of 2016 coupon payments on discretionary hybrid capital from a Core Tier 1 capital perspective, as explained in the Company's Full Year 2015 results announcements.

Based on this subscription price, the gross proceeds of the issue are £85 million. The New Ordinary Shares being issued represent an increase of approximately 0.32% per cent in the Company's current issued ordinary shares. The New Ordinary Shares will, when issued, be credited as fully paid and rank pari passu in all respects with the existing ordinary shares of the Company.

Applications will be made for admission of the New Ordinary Shares to the premium listing segment of the Official List of the UK Listing Authority and to trading (together "Admission") on (i) the main market of the London Stock Exchange and (ii) the New York Stock Exchange ("the NYSE"). American Depositary Shares ("ADS") will also be listed with the NYSE in addition to the New Ordinary Shares underlying the ADSs. It is expected that Admission will take place at 8.00 a.m. on 20 April 2016.

For Further Information Contact:

RBS Investor Relations
+44 207 672 1758

RBS Media Relations
+44 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 April 2016

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary